

Mail Stop 7010

April 22, 2009

By U.S. Mail and Facsimile

Ms. Gretchen R. Haggerty
Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

> **Re:** **United States Steel Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 001-16811**

Dear Ms. Haggerty:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 52
Overview, page 52

1.   In your MD&A you provide an overview of how your business has been negatively impacted by the economy, how you intend on maintaining your available liquidity, your ability to access credit markets and your strategic review of costs and organization structure in an effort to reduce costs. In future filings, please expand your discussion to provide additional detailed information on the global economic downturn and its impact on your customers, recent order

activity, expected trends, and potential future actions by management to manage these events.

Critical Accounting Estimates, page 53
Goodwill and Identifiable Intangible Assets and Asset Impairments, pages 54-55

2.   You have a significant amount of long-lived assets, goodwill and intangibles assets. Recently events described in paragraph 28 of SFAS 142 and/or paragraph 8 of FASB 144 have occurred and there were indications that the value of your long-lived assets/goodwill/intangibles may not be fully recoverable. Based on your testing you determined that your goodwill, long-lived assets and intangibles were not impaired.

Your market capitalization is significantly below the book value of your equity. Explain how you analyzed this difference and were able to conclude that an impairment has not been incurred. Please explain any qualitative and quantitative factors you considered (e.g., reconciliation).

Please tell us about this and revise future filings to clarify disclosures. In particular:

- Explain in better detail and support how you identified reporting units
- Explain how you assigned assets, liabilities, deferred taxes and goodwill to reporting units
- Disclose significant assumptions, if applicable
  - Consideration of any market-based approach
  - Describe how your growth rates relate to the performance of the 4th quarter
- Control Premiums
- Whether the assumptions and methodologies used in the current year have changed since the prior year highlighting the impact of any changes

Item 303 of Regulation S-K requires MD&A disclosure of material uncertainties unless management has concluded that the uncertainty is not reasonably likely to materially impact future operating results. This could include uncertainties regarding the recoverability of recorded assets. Refer to the guidance in Sections 501.02 and 501.12.b.3 of the Financial Reporting Codification. Also, Section 216 of the Financial Reporting Codification states that "registrants have an obligation to forewarn public investors of the deteriorating conditions which, unless reversed, may result in a subsequent write-off. This includes an obligation to provide information regarding the magnitude of exposure to loss."

We caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, we urge you to consider what additional quantitative disclosures can be provided to convey the risk that impairment or restructuring charges may be recorded.

You provide some sensitivity analysis regarding goodwill and property, plant and equipment on page 55. Please consider clarifying this analysis further in future filings. For example, consider addressing individual reporting units and asset groupings. Also consider what level of adverse impact based on any major assumption could result in a material impairment charge and quantify that level of adverse impact.

Item 8. Financial Statements and Supplementary Data, page F-1

Note 15 -- Debt, page F-36

3.   You disclose that you are compliance with all of your debt covenants at December 31, 2008. If it ever becomes reasonably likely that you will not comply with your debt covenants and non-compliance could be material, you should provide comprehensive disclosures about the requirements, including disclosing the ratios/actual amounts versus minimum/maximum ratio amounts permitted under any and all material borrowings. It may also be necessary to show specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Your disclosures about this should be straightforward, comprehensive and timely. Discuss the consequences of not being able to comply with the covenants, and what you will do if you are unable to amend them. We also remind you about the Form 8-K requirements concerning any triggering events that accelerate or increase a direct financial obligation or an obligation under an off-balance sheet arrangement. Confirm to us your understanding of these disclosure requirements.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant